Exhibit 99.2

Amarin Corporation plc

Period Ended 31 March 2005 Selected Data (UK GAAP - UNAUDITED)

	Three months ended 31 March
	2005	2004
	Total	Total
	$’000	$’000
Revenue:
Total revenue from continuing activities	—	—
Revenues from discontinued activities	—	1,046
Total revenues	—	1,046

Cost of sales:
Cost of sales from discontinued activities	—	107

Gross profit
Continuing activities	—	—
Discontinued activities	—	939
Total gross profit	—	939

Operating expenses:
Research & development	977	—
Selling, General & Administrative	2,135	1,466
Amortisation of intangible assets	169	144
Operating expenses from continuing activities	3,281	1,610

Selling, General & Administrative	—	1,575
Operating expenses from discontinuing activities	—	1,575

Total research & development	977	—
Total selling, general & administrative	2,304	3,185

Total operating expenses	3,281	3,185

Operating (loss) from continuing activities	(3,281)	(1,610)
Operating (loss) on discontinued activities	—	(636)

Total operating (loss)	(3,281)	(2,246)

Exceptional income/(expense) - discontinued activities
Escrow proceeds of Q4 2003 Swedish disposal	—	350
Loss on disposal of US operations and certain products	—	(2,376)
Gain on renegotiation of Elan debt	—	25,586
(Loss)/profit on ordinary activities before interest
Continuing activities	(3,281)	(1,610)
Discontinued activities	—	22,924
	(3,281)	21,314

Net interest payable	(233)	(29)
(Loss)/income before taxes	(3,514)	21,285

Income tax credit/(expense)	116	—
Deferred non-cash tax charge on exceptional gain	—	(7,500)
Net (loss)/income for the period	(3,398)	13,785

Weighted average shares - basic	37,513	17,940

(Loss)/income per share (note 4):
Basic	(0.09)	0.77
Diluted	(0.09)	0.77

Amarin Corporation plc

Period Ended 31 March 2005 Selected Data (UK GAAP - UNAUDITED)

Selected Income Statement Data - Extract of Continuing Activities

	Three months ended 31 March
	2005	2004
	Continuing activities	Continuing activities
	$’000	$’000
Revenue:
Total revenue from continuing activities	—	—

Operating expenses:
Research & development	977	—
Selling, general & administrative	2,135	1,466
Amortisation of intangible assets	169	144
Operating expenses from continuing activities	3,281	1,610

Operating (loss) from continuing activities	(3,281)	(1,610)

Selected Income Statement Data - Extract of Discontinued Activities

	Three months ended 31 March
	2005	2004
	Discontinued activities	Discontinued activities
	$’000	$’000
Revenue:
Product sales & royalties	—	1,046
Total revenue from discontinued activities	—	1,046

Cost of sales - direct costs	—	107

Total gross profit from discontinued activities	—	939

Operating expenses:
Selling, general & administrative	—	1,575
Total operating expenses	—	1,575

Operating (loss) from discontinued activities	—	(636)

Exceptional income/(expense) - discontinued activities
Gain and escrow proceeds of Q4 2003 Swedish disposal	—	350
(Loss) on disposal of US operations and certain products	—	(2,376)
Gain on settlement of Elan debt on related sale of distribution rights	—	25,586
Profit on ordinary activities before interest - discontinued activities	—	22,924

Amarin Corporation plc

Period Ended 31 March 2005 Selected Data (UK GAAP - UNAUDITED)

1. Selected Balance Sheet Data

	As at 31 March
	2005	2004
	$’000	$’000

Fixed assets
Tangible	420	281
Intangible	10,133	3,899
	10,553	4,180
Current assets
Debtors	2,364	900
Cash	5,996	11,173
	8,360	12,073

Creditors - due within one year	(4,587)	(3,812)

Net current assets	3,773	8,261

Creditors - due after one year	—	(5,000)
Provisions for liabilities and charges	(715)	—
Net assets	13,611	7,441

Called up share capital (ordinary shares)	3,219	29,088
Treasury shares	(217)	—
Capital redemption reserve	27,633	—
Share premium account	87,378	70,226
Profit and loss reserve - brought forward (deficit)	(101,004)	(105,658)
Profit and loss reserve - current period (loss)/profit	(3,398)	13,785

Shareholders’ funds	13,611	7,441

2.   EBITDA before exceptional items

	Three months ended 31 March
	2005	2004
	$’000	$’000
Operating (loss) for period	(3,281)	(2,246)
amortisation	169	144
depreciation	32	77
EBITDA before exceptional items	(3,080)	(2,025)

3. The selected financial data set out above should be read in conjunction with our 2004 20-F Annual Report which is filed with the SEC.

4. (Loss)/income per share

Basic (loss)/income per share is calculated by dividing the (loss)/income attributable to ordinary shareholders by the weighted average number of shares in issue in the year. The (loss)/income attributable to ordinary shareholders is the net (loss)/income for the period.

The Group reported a net loss from continuing operations in the three months ended 31 March 2005 and 2004. As a result the loss per share is not reduced by dilution.